SCHEDULE 13D

Amendment No. 2
Standard Brands Paint Company
Common Stock
Cusip # 853156107
Filing Fee: No


Cusip # 853156107
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	1,433,413
Item 8:	None
Item 9:	9,063,720
Item 10:	None
Item 11:	9,063,720
Item 13:	41.41%
Item 14:	HC


PREAMBLE

	The filing of this amended and restated Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Standard Brands Paint Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4300 West 190th Street, Torrance, CA 90509.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d owns 24.9% of the outstanding voting common stock of FMR. Mr. Johnson 3d is Chairman of FMR Corp. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by one of the Fidelity Funds, (the "Fidelity Fund") and by one fund managed by FMTC (the "Fund").

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Fund received 9,497,507 Shares of common stock pursuant to the Company's plan of reorganization filed under Chapter 11 of the United
States Bankruptcy Code  (the "Joint Plan of Reorganization").   The Shares
were received as a distribution in partial exchange for the Company's bank
debt.    1,683,400 of these Shares were in turn immediately distributed to
Martin S. Ackerman for services rendered in advising the Fidelity Fund with respect to the reorganization of the Company. Proceeds from 183,800 Shares sold aggregated approximately $903,937. As described in Item 5(c) below, warrants to purchase 394,547 Shares were cancelled on February 15, 1995.

	The Fund managed by FMTC received 1,786,213 Shares of common stock pursuant to the Company's Joint Plan of Reorganization. The Shares were received as a distribution in partial exchange for the Company's bank debt. 316,600 of these Shares were in turn immediately distributed to Martin S. Ackerman as described above. Proceeds from 36,200 Shares sold aggregated approximately $178,711. As described in Item 5(c) below, warrants to purchase 74,203 Shares were cancelled on February 15, 1995.

Item 4.	Purpose of Transaction.
	The Fidelity Fund and the Fund acquired the Shares pursuant to an exchange of bank debt which they had acquired in a privately negotiated purchase from the original holder for equity pursuant to the Joint Plan of Reorganization. The Fidelity Fund and the Fund hold the Shares for investment purposes.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Fund and the Fund in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity and FMTC may determine to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares, in each case subject to the restrictions contained in the Investment Agreement described below.

	Except as set forth in the following paragraphs, neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act.

	The Fidelity Fund and the Fund entered into an Investment Agreement dated as of February 15, 1995 with the Company, Corimon Corporation, Corimon, S.A.C.A. ("CRM"), and certain creditors and shareholders of the Company, pursuant to which Corimon Corporation will acquire a controlling interest in the Company as part of the Company's restructuring of its debt and equity capital (the "Restructuring"). The following description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference. The principal elements of the Restructuring are:

	A.	An amendment to the Company's Restated Certificate of
Incorporation to increase the authorized capital stock of the Company and to effect a 1-for-10 reverse stock split (the "Reverse Stock Split").

	B.	The sale by the Company to Corimon Corporation of 15,700,496 newly issued Shares, which will constitute approximately 76.1% of the Company's outstanding common stock, for $14 million. The new Shares are priced at $0.89 per share post-Reverse Stock Split, or $0.089 per share pre-Reverse Stock
Split. The $14 million to be paid by Corimon Corporation was advanced to the Company upon execution of the Investment Agreement in the form of an interim loan.
	C.	The exchange of $16 million of the Company's outstanding debt
(including approximately $8.7 million and $1.6 million, respectively, of debt held by the Fidelity Fund and the Fund) into 2,242,928 newly issued Shares and 1,570,049 newly issued shares of 8% cumulative convertible mandatory redeemable preferred stock of the Company (the "Preferred Stock"). The Shares to be issued are priced at the same price per share as the Shares being sold to Corimon Corporation as described in paragraph B above, and the Preferred
Stock, which has a conversion price of $1.11 per share of common stock, is priced at $8.92 per share.

	D.	The transfer by the Company of 15 of its real estate properties to a real estate liquidating trust, established by the Company on July 12, 1994
(the "Liquidating Property Trust"), in which the Company currently has a residual interest; the release of related long-term debt of the Company; and the transfer of the Company's residual interest in the Liquidating Property
Trust to Corimon Corporation for an additional $2 million payable in cash by Corimon Corporation, and to the Fidelity Fund, the Fund, Transamerica Life Insurance and Annuity Company ("TLIAC"), Transamerica Occidental Life
Insurance Company ("TOLIC"), Sun Life Insurance Company of America ("SAFI") and Anchor National Life Insurance Company ("ANLIC") in consideration of their participation in the Restructuring. In the aggregate, as a result of the Restructuring, properties or property interests of the Company having a book value as of October 31, 1994 of approximately $95 million will be disposed of and consolidated long-term debt of the Company of approximately $77 million will be released.

	The consummation of the Restructuring is subject to a number of conditions, including approval by the stockholders of the Company. The date of the closing under the Investment Agreement, which is currently contemplated to occur in April 1995, is referred to herein as the "Effective Date." On the Effective Date, after giving effect to the Restructuring, the Fidelity Fund and the Fund would own 1,979,626 and 372,148 Shares, respectively, and 851,616 and 160,165 shares of the Preferred Stock, respectively, representing 9.6% and 1.8%, respectively, or 26.5% and 5.0%, respectively, on a fully-diluted basis, of the Shares (post-Reverse Stock Split).

	Pursuant to a Stockholders Agreement, to which neither the Fidelity Fund nor the Fund is a party, entered into upon execution of the Investment Agreement, Corimon Corporation appointed three new members of the Board of Directors of the Company, and will have the right on the Effective Date to appoint seven of the Company's ten directors. In addition, the Fidelity Fund and the Fund, and each of TLIAC, TOLIC, SAFI and ANLIC, have agreed with Corimon Corporation, and have granted their irrevocable proxies (see Exhibit
2) to Corimon Corporation, to vote their shares (i) in favor of the Restructuring, (ii) against any action or agreement that would compete with, impede or interfere with or attempt to discourage or inhibit the timely consummation of the Restructuring, (iii) except for the Restructuring, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets or securities of the Company or its subsidiaries that would be inconsistent with the transactions contemplated by the Investment Agreement and (iv) as to any matter related to the election or removal of directors, as directed by Corimon Corporation. The proxies expire upon consummation of the Restructuring or termination of the Investment Agreement.

	The Fidelity Fund, the Fund, TLIAC, TOLIC, SAFI and ANLIC have also agreed not to transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber any of their respective Shares without the prior written consent of the Company and Corimon Corporation and prior notice to the other parties, except under limited circumstances. The Company and Corimon Corporation will not unreasonably withhold such consent to limited transfers (for example up to 5% of each party's holdings on a pro rata basis) so long as their material interests are not adversely affected thereby. Each of the Fidelity Fund, the Fund, TLIAC, TOLIC, SAFI and ANLIC has also agreed not to purchase or otherwise acquire beneficial ownership of any Shares, and not to acquire the right to vote or share in the voting of any Shares, unless such party agrees to deliver to Corimon Corporation immediately after such purchase or acquisition an irrevocable proxy with respect to such acquired Shares substantially similar to the proxies already delivered to Corimon Corporation.

	In connection with the Investment Agreement, the Fidelity Fund and the Fund entered into a Registration Rights Agreement and a Put Agreement with respect to the Preferred Stock and Shares to be acquired by them in the Restructuring. The Registration Rights Agreement, attached hereto as Exhibit 3 and incorporated herein by reference, provides that the holders of Preferred Stock and Shares acquired pursuant to the Restructuring (including the Fidelity Fund and the Fund) will have the right to have their shares registered under the Securities Act of 1933, as amended (the "1933 Act"), by the Company, and certain "piggyback" rights, subject to standard underwriters' cutback provisions. The holders of Preferred Stock and Shares will be entitled to liquidated damages from the Company in the event that the Company fails to timely file the registration statement or fails to receive an effective order from the Securities and Exchange Commission within a certain period of time after filing. The Company will bear the registration expenses (exclusive of underwriting discounts and commissions) of all registrations. The Put Agreement, attached hereto as Exhibit 4 and incorporated herein by reference, provides that the parties named therein (including the Fidelity Fund and the Fund) have the right to put to CRM (i) the Shares that they acquired pursuant to the Restructuring at a price of $0.89 per share if such Shares are not registered under the 1933 Act in accordance with the Registration Rights Agreement, and (ii) the shares of Preferred Stock that they acquired pursuant to the Restructuring at a price of $4.46 per share if dividends have not been paid on such shares for a period of six quarters.

	The filings of this statement on Schedule 13D shall not be construed as an admission by the Fidelity Fund nor the Fund that it is a member of any such group which may be contrued to exist by virtue of the relationships reported in this Item 4 among the parties to the Investment Agreement or otherwise.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, and FMTC, beneficially own all 9,063,720 Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment advisor to the Fidelity Fund, 7,630,307 Shares, or approximately 34.02% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Fund, 1,433,413 Shares, or approximately 6.39% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 9,063,720 Shares, or approximately 40.41% of the outstanding
Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor to the
Fidelity Fund, and the Fund each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 7,630,307 Shares owned directly by the Fidelity Fund, which power resides with the Fund's Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Fund's Board of Trustees. FMR, through its control of FMTC, investment manager to the Fund, and the Fund each has sole dispositive power over 1,433,413 Shares and sole power to vote or to direct the voting of 1,433,413 Shares, and no power to vote or to direct the voting of Shares owned by the Fund. Voting of all Shares is subject to the terms of the Investment Agreement and related proxy described above.

	(c)	Immediately prior to entering into the Investment Agreement, the
Fidelity Fund and the Fund acquired approximately $8.7 million and $1.6 million, respectively, aggregate principal amount of indebtedness of the Company (which indebtedness is expected to be converted into Shares and Preferred Stock pursuant to the Investment Agreement as described in Item 4 above) in an exchange transaction with a grantor trust formed by the Company on June 14,1993 (the "Grantor Trust"), pursuant to which the Grantor Trust distributed to the Fidelity Fund and the Fund all of its assets in consideration of the cancellation of an aggregate of $16.7 million principal amount of Grantor Trust indebtedness held by the Fidelity Fund and the Fund.
In connection with the exchange transaction, a guarantee by the Company of $2.5 million of certain Grantor Trust indebtedness issued to the Fidelity Fund and the Fund was cancelled.

		In connection with the Investment Agreement, and pursuant thereto, each of the parties thereto agreed to cancel all of the warrants to purchase Shares held by them, all of which were exerciseable at a price substantially above the market price of the Common Stock.  This resulted in the cancellation by the Fidelity Fund and the Fund of warrants to purchase 394,547 and 74,203
Shares, respectively (pre-Reverse Stock Split).   All of such warrants will be
reissued to the former holders thereof (including the Fidelity Fund and the Fund) in the event the Investment Agreement is terminated without the consummation of the Restructuring.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

	Except as described above in Items 4 and 5, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.



Item 7.	Material to be Filed as Exhibits.

	Exhibit 1 - Investment Agreement
	Exhibit 2 - Proxy
	Exhibit 3 - Registration Rights Agreement
	Exhibit 4 - Put Agreement

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	February 27, 1995	By:	/s/Arthur Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Chief Financial	Financial Officer,
Officer	FMR